UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☒	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: March 31, 2009

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tata Communications Limited
Full Name of Registrant

Videsh Sanchar Nigam Limited
Former Name if Applicable

VSB, Mahatma Gandhi Road
Address of Principal Executive Office (Street and Number)

Mumbai 400 001, India
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Registrant's Form 20-F for the fiscal year ended March 31, 2009 (the “2009 20-F”) will not be filed by the filing deadline therefor (i.e. September 30, 2009) because the Registrant does not expect to have received sufficient advance notification from the SEC that the SEC has provided, and that the Registrant has properly addressed, all of the SEC's comments on the 2008 20-F to the satisfaction of the SEC prior to filing the 2009 20-F.  No amount of effort or expense on the part of the Registrant will cause the SEC to determine, on or prior to such date, whether the Registrant has resolved all of the SEC's comments on the 2008 20-F to the satisfaction of the SEC and that the SEC has no further comments that it will require to be addressed in the 2009 20-F.  The Company undertakes to file the required report on or before October 15, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Sanjay Baweja, Chief Financial Officer		+91-22-66578765
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒  Yes   ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      ☐  Yes   ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TATA COMMUNICATIONS LIMITED
(Name of Registrant)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2009	By:	/s/ Sanjay Baweja
Sanjay Baweja
Chief Financial Officer